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                              May 11, 2023

       Howard Doong, M.D.
       Chief Executive Officer
       ABVC BioPharma, Inc.
       44370 Old Warm Springs Blvd.
       Fremont, CA 94538

                                                        Re: ABVC BioPharma,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 10, 2023
                                                            File No. 333-271416

       Dear Howard Doong:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your response to prior comment 1 and your revised cover page disclosure indicating that the
selling stockholders will be offering 8,527,143 shares of common stock. However, your
disclosure on pages 7 and 88 continues to reference a dollar figure with regard to the
number of shares issuable upon conversion of the Note, your selling stockholder table
indicates that the selling stockholders will be offering up to 9,031,122 shares of common stock
and footnote (3) to the selling stockholder table indicates that there are 3,527,778
shares of common stock issuable upon conversion of the note, as opposed to the
3,023,809 figure disclosed on the cover page.
 Howard Doong, M.D.
ABVC BioPharma, Inc.
May 11, 2023
Page 2
      Please reconcile your disclosure, including in The Offering section on page 7 and the
      Selling Stockholders section on page 88, or advise.
       Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,
FirstName LastNameHoward Doong, M.D.
                                                           Division of
Corporation Finance
Comapany NameABVC BioPharma, Inc.
                                                           Office of Life
Sciences
May 11, 2023 Page 2
cc:       Louis Taubman, Esq.
FirstName LastName